Oasis Semiconductor, Inc.
201 Jones Road
Waltham, Massachusetts 02451

December 17, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Timothy Buchmiller

Re:
Oasis Semiconductor, Inc. Form S-1 (File No. 333-113744)

Ladies and Gentlemen:

        Oasis Semiconductor, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-113744), together with all amendments and exhibits thereto including the application for confidential treatment of certain exhibits filed in connection therewith. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

        The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

        If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (781) 370-8989 or Virginia K. Kapner, Esq. or Peter B. Tarr, Esq. at (617) 526-6000.

Sincerely,

/s/  WILLIAM H. WREAN, JR.

William H. Wrean, Jr.
Chief Financial Officer

cc:
Virginia K. Kapner, Esq.
Peter B. Tarr, Esq.